Diavik Diamond Mines (2012) Inc. P.O. Box 2498 Suite 300, 5201-50th Avenue Yellowknife, NT X1A 2P8 Canada T (867) 669 6500 F 1-866-313-2754

CERTIFICATE OF QUALIFIED PERSON

This certification applies to the technical report titled “DIAVIK DIAMOND MINE, NORTHWEST TERRITORIES, CANADA, NI 43-101 TECHNICAL REPORT”, that has an effective date of March 18, 2015 (the “Technical Report”). As an author of the Technical Report, I hereby certify that:

I, Calvin G. Yip, P.Eng., am employed as Principal Advisor, Strategic Planning, with Diavik Diamond Mines (2012) Inc., Suite 300, 5201 – 50th Avenue, Yellowknife, NT, X1A 2P8, Canada.

I am a member of the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists and use the title of Professional Engineer (P.Eng.). I am also a Professional Engineer registered in Ontario, British Columbia, and Yukon. I graduated from the University of British Columbia in 1983 with a Bachelor of Applied Science in mining and mineral process engineering, and in 1985 with a Master of Engineering. I also received a Master of Business Administration in 2003 from Edinburgh Business School, Heriot-Watt University, U.K. In 2004, I was named a Fellow of the Australasian Institute of Mining and Metallurgy.

I have worked in the mining industry for more than 30 years and have been a Professional Engineer since 1987. My experience in engineering and operations includes employment at a number of mines prior to Diavik including Dome (Placer Dome), Highland Valley Copper, Faro (Curragh), Cominco Copper Division, Brunswick Mining, Island Copper, and Whitehorse Copper. Brief early-career experiences were also gained in mineral exploration and as a provincial inspector of mines.

I joined Diavik in 2001 as Chief Mine Engineer and participated in the planning and startup of the mine. During 2004–2005, I was a business analyst with Diavik’s finance group and in 2005 I became involved with strategic development including the feasibility study for the current underground mine. Recent work has focused on evaluating production scenarios for improving the Diavik mine’s economics as well as supporting ongoing mineral resource development. In parallel, I have also been involved in ongoing evaluations and engineering for the recently approved fourth kimberlite pipe expected to be mined in the future as an open pit.

Based on my experience and qualifications, I am a Qualified Person as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (the “Instrument”).

My first four years with Diavik were site-based. Since then I have visited regularly, averaging three times per year with durations ranging from a day to a week. My most recent site visit was from July 31 to August 7, 2014.

I am responsible for sections 1 to 3, 4.4 –4.9, 5, 6.1, 6.4, 9.4, 10.5, 13.2, 14.3 –14.4, 15 and 16, 17.1, 17.3 –17.4, and 18 to 25 of the Technical Report.

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I am independent of Dominion Diamond Corporation and its subsidiaries as “independence” is described in Section 1.5 of the Instrument.

I have read the Instrument (including Form 43-101F1) and the Technical Report, and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument (including Form 43-101F1).

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated March 25, 2015

“Signed and Sealed”

Calvin G. Yip, P.Eng.

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